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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING



Form 10-KSB                                                     SEC FILE NUMBER
For the the period ended December 31, 2001                      0-12969


PART I
------

Full name of Registrant:  TOUCHSTONE SOFTWARE CORPORATION

Address of Principal Executive Office (Street and Number):  1538 TURNPIKE STREET

City, State and Zip Code:  NORTH ANDOVER, MASSACHUSETTS   01845


PART II - RULE 12B-25(B)
------------------------

The inability of TouchStone Software Corporation (the "Company") to timely file its Form 10-KSB is described in reasonable detail in Part III of this Form 12b-25.

The reason causing the inability of the Company to file timely could not be eliminated without unreasonable effort or expense.

The subject annual report of the Company on Form 10-KSB will be filed no later than the fifteenth calendar day following the prescribed due date of March 31, 2002.


PART III - NARRATIVE
--------------------

During the first quarter of fiscal year 2002, the Company continues to redesign its business model as well as make numerous changes in an attempt to maintain a reasonable number of employees based on current revenue. A time consuming and necessary part of these activities involved with remaining a timely filer with an overall reduction in staff entails an extension of time. Therefore, as a result of the above activities, the Company has been unable to gather the information to be included in the Form 10-KSB in a timely manner without unreasonable effort or expense.








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PART IV - OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification:

     CHRISTOPHER J. GAUDETTE                         978.686.6468

(1) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                                          [X] Yes       [_] No

(1) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [_] Yes       [X] No





                         TOUCHSTONE SOFTWARE CORPORATION
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 29, 2002                     By: /s/ Christopher J. Gaudette
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                                              Christopher J. Gaudette
                                              Controller / Principal Accounting
                                              Officer and Assistant Secretary

















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